Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

BitGo Holdings, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, par value $0.0001 per share. The following description summarizes the material terms of our capital stock, the amended and restated investor’s rights agreement to which we and certain of our stockholders are parties (the “Rights Agreement”), our Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”). Because it is only a summary, it does not contain all the information that may be important to you and is qualified in its entirety by reference to all of the provisions of our Rights Agreement, Charter and our Bylaws, the forms of which have been publicly filed with the U.S. Securities and Exchange Commission (the “SEC”), and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our authorized capital stock consists of (a) 3,400,000,000 shares of common stock, $0.0001 par value per share, of which (i) 3,000,000,000 shares are designated as Class A common stock, $0.0001 par value per share, (ii) 300,000,000 shares are designated as Class B common stock, $0.0001 par value per share and (iii) 100,000,000 shares are undesignated blockchain common stock, $0.0001 par value per share, and (b) 200,000,000 shares are undesignated preferred stock, $0.0001 par value per share. Pursuant to our Charter, our board or directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock and our Class B common stock.

Class A Common Stock and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock or blockchain common stock outstanding at the time, the holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to fifteen votes for each share of Class B common stock held on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by the DGCL. The DGCL could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our Charter in a manner that (i) increases or decreases the par value of the applicable class of common stock or (ii) alters or changes the powers, preferences, or special rights of the applicable class of common stock in a manner that affected its holders adversely.

In addition, our Charter provides that a separate vote of the holders of our Class B common stock is required in connection with any amendment to the Charter that would alter the rights of the Class B common stock, reclassify any shares of Class A common stock into shares senior to the Class B common stock, or authorize the issuance of any shares of capital stock with voting rights greater than one vote per share (other than the Class B common stock). Our Charter does not provide for cumulative voting for the election of directors.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock or blockchain common stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences on any outstanding shares of preferred stock or blockchain common stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of Michael Belshe into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock (i) upon any transfer by Michael Belshe, whether or not for value, except for certain permitted transfers described in our Charter, including transfers to family members, certain trusts, estate planning vehicles or similar entities over which Michael Belshe holds dispositive power and voting control with respect to the shares of Class B common stock held thereby, certain Individual Retirement Accounts as defined in Section 408(a) of the Internal Revenue Code, and certain partnerships, corporations, and other entities over which Michael Belshe holds dispositive power and voting control with respect to the shares of Class B common stock held thereby (ii) upon the date fixed by the board of directors, which date will be no more than 61 days following the first date on which Michael Belshe and his permitted affiliates hold less than 70% of the aggregate outstanding shares of our Class A common stock and Class B common stock (including shares underlying outstanding options or other convertible securities) held on January 21, 2026; (iii) a date that is fixed by our board of directors that is no more than 61 days following January 23, 2041, (iv) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock (v) upon the date fixed by the board of directors following the first date Michael Belshe is no longer providing services that occupy substantially all of his working time and business efforts to us as an officer, employee, or consultant, as determined by the board of directors (other than as a result of termination of Michael Belshe employment without cause) (a “Service Termination”), which date will be no more than 61 days following such Service Termination; (vi) upon the date Michael Belshe employment is terminated for cause; and (vii) upon the date fixed by the board of directors after the death or disability of Michael Belshe, which date will be no more than 61 days following such Service Termination (any of such, the “Final Conversion Date”). Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted or transferred and converted into our Class A common stock, the Class B common stock will not be reissued.

In addition, pursuant to a certain equity exchange agreement that was entered into between us and Michael Belshe on September 30, 2025, Michael Belshe has a right (but not an obligation) to require us to exchange, for shares of our Class B common stock, any shares of our Class A common stock received by him upon the exercise or settlement of equity awards (the “Equity Exchange Rights”). The Equity Exchange Rights only apply to equity awards held by Michael Belshe outstanding as of September 30, 2025. As of September 30, 2025, there were 3,562,860 shares of our Class A common stock subject to the exercise or settlement of outstanding equity awards held by Michael Belshe that may be exchanged, upon exercise or settlement, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.

Undesignated Blockchain Common Stock

Our board of directors is authorized, subject to limitations prescribed by the DGCL, to issue blockchain common stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the form, designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of blockchain common stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our blockchain common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by a vote of the holders of stock entitled to vote thereon, without a separate vote of the holders of the blockchain common stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may use the undesignated blockchain common stock to issue common stock, or rights or options thereto, in the form of blockchain-based tokens. Our board of directors may authorize the issuance of such blockchain common stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of such blockchain common stock, or any rights or options thereto, while providing flexibility to us in connection with various corporate purposes, could, among other things, adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of blockchain common stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by a vote of the holders of stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

Certain holders of shares of our Class A common stock (including holders of our Class B common stock, which are convertible into or exchangeable for shares of our Class A common stock) are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). These rights are provided under the terms of our Rights Agreement, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to our Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered, provided, however, that we will pay the reasonable fees and disbursements of one counsel for the selling holders.

The registration rights terminate (i) with respect to any particular stockholder, at the time that such stockholder can sell all of its registrable securities (as defined in our Rights Agreement) under Rule 144(b)(1)(i) of the Securities Act or any successor rule thereto during any one hundred and twenty (120) day period or (ii) five years following January 23, 2026, provided, however, that the foregoing shall not apply to any holder of more than 4% of our securities.

Demand Registration Rights

Certain holders of our Class A common stock will, pursuant to the Rights Agreement, be entitled to certain demand registration rights at any time after 180 days after January 21, 2026. From and after such time, under the terms of our Rights Agreement, we will be required, upon the request of any holder or holders who in the aggregate hold at least 50% of the then-outstanding shares that are entitled to registration rights under our Rights Agreement, to file a registration statement on Form S-1 to register, as soon as practicable, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $5.0 million, net of underwriters’ discounts and selling expenses. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for a period of not more than 180 days if our board of directors determines that the filing would be seriously detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each applicable holder. However, the number of shares to be registered by these holders cannot be reduced unless all other securities (other than securities to be sold by us) are first excluded from the offering.

Form S-3 Registration Rights

Certain holders of our Class A common stock are, pursuant to the Rights Agreement, entitled to certain Form S-3 registration rights. The holders of shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period if the registration is to be effected more than five years January 23, 2026. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a period of not more than 180 days if our board of directors determines that the filing would be seriously detrimental to us.

Piggyback Registration Rights

Pursuant to the Rights Agreement, if we register any of our securities for public sale, certain holders of our Class A common stock have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. We are required to include such shares in our registration statement in connection with no more than two offerings. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first excluded from the offering or (ii) below 25% of the total shares covered by the registration statement, other than in the initial public offering.

Anti-Takeover Provisions

The provisions of the DGCL, our Charter, and our Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•    before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, certain statutorily excluded shares (including shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder); or

•    at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•    any merger or consolidation involving the corporation and the interested stockholder;

•    any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•    subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•    subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated or affiliated with or controlling or controlled by the entity or person.

Charter and Bylaw Provisions

Our Charter and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•    Dual Class Common Stock. Our Charter provides for a dual class common stock structure pursuant to which Michael Belshe will, until the Final Conversion Date, have the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the aggregate shares of our outstanding Class A common stock and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

•    Board of Directors Vacancies. Our Charter and our Bylaws authorizes generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•    Classified Board. Our Charter and our Bylaws provide that, subject to the special rights of the holders of any preferred stock or blockchain common stock then-outstanding, our board of directors is classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

•    Directors Removed Only for Cause. Our Charter provides that, subject to the special rights of the holders of any preferred stock or blockchain common stock then-outstanding, stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.

•    Supermajority Requirements for Amendments of Our Charter and Bylaws. Our Charter further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of capital stock is required to amend certain provisions of our Charter, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock or blockchain common stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock is required to amend or repeal our Bylaws, although our Bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of our Bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors has approved such adoption, amendment, or repeal of any provisions of our Bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our Bylaws.

•    Stockholder Action; Special Meetings of Stockholders. Our Charter provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock are not able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Charter and our Bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•    Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•    No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Charter and our Bylaws do not provide for cumulative voting.

•    Issuance of Undesignated Preferred Stock and Blockchain Common Stock. Pursuant to our Charter, our board of directors has the authority, without further action by the stockholders, to issue up to 200,000,000 shares of undesignated preferred stock and 100,000,000 shares of undesignated blockchain common stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock and blockchain common stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•    Choice of Forum. In addition, our Bylaws provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter and our Bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; any action to interpret, apply, enforce, or determine the validity of our Charter or Bylaws; any action asserting a claim against us governed by the internal affairs doctrine; or any action asserting an “internal corporate claim,” as defined in the DGCL. Our Bylaws also provide that any complaint asserting a cause of action under the Securities Act and the Exchange Act must be brought in federal court and cannot be brought in state court (the “Federal Forum Provision”). Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions, including the Federal Forum Provision, in other companies’ organizational documents have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. In that case, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Odyssey Transfer and Trust Company. The transfer agent’s address is 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125.

Exchange Listing

Our Class A common stock is listed on the NYSE under the symbol “BTGO.”